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                 NOTICE OF EXTENSION OF WARRANT EXPIRATION DATE

         NOTICE is hereby given that Watermarc Food Management Co., formerly known as Billy Blues Food Corporation, (the "Company") has extended the expiration date of its Series A Redeemable Common Stock Purchase Warrants (the "Series A Warrants") from 5:00 p.m. (Eastern time) on May 15, 1996 to 5:00 p.m. (Eastern time) on May 15, 1997. The extension was effected pursuant to an amendment of the Warrant Agreement, dated May 15, 1992, between the Company and North American Transfer Co., as Warrant Agent for the holders of the Series A Warrants.

         The Company will monitor the market price of its common stock, par value $.05 per share (the "Common Stock") and, if necessary, file a post-effective amendment to its Registration Statement dated July 26, 1995, No. 33-93450 (the "Registration Statement") at such time as the exercise of the Series A Warrants appears more likely. The Company will not, without the opinion of counsel to the Company, issue any shares of its Common Stock pursuant to the exercise of any of the outstanding Series A Warrants unless a post-effective amendment to the Registration Statement is in effect, which Registration Statement shall contain a current prospectus meeting the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended.

         Any comments or questions regarding the extension of the expiration date for the Company's Series A Warrants should be addressed to Mr. Angelo Pitillo, President, Watermarc Food Management Co., 10777 Westheimer, Suite 1030, Houston, TX 77042-3498, (713) 783-0500.

                        PLEASE ATTACH THIS NOTICE TO THE
                  CERTIFICATE EVIDENCING THE SERIES A WARRANTS
                             CURRENTLY HELD BY YOU